UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                               CLEAN HARBORS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    184496107
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    184496107
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,329,250*
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  12)  Check  if the Aggregate Amount  in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     8.5%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*  Cerberus CH LLC, a Delaware limited liability company ("Cerberus CH"), is the holder of warrants to purchase an aggregate of 1,309,250 shares (subject to adjustments in certain circumstances) of common stock, par value $0.01 per share (the "Shares"), of Clean Harbors, Inc., a Massachusetts corporation (the "Company"). In addition, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 2,985 Shares, Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 8,315 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 3,905 Shares, Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), is the holder of 775 Shares, and various other private investment funds (the "Funds") hold in the aggregate 4,020 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and the Funds. Thus, as of November 30, 2004, for
the  purposes  of  Reg.  Section  240.13d-3,   Stephen  Feinberg  is  deemed  to
beneficially own 1,329,250 Shares, or 8.5% of the Shares deemed issued and outstanding as of that date.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, as of November 1, 2004 there were issued and outstanding 14,301,424 Shares. As of November 30,
2004, Cerberus CH is the holder of warrants to purchase an aggregate of 1,309,250 Shares (subject to adjustments in certain circumstances), Cerberus is the holder of 2,985 Shares, International is the holder of 8,315 Shares, Cerberus Series Two is the holder of 3,905 Shares, Cerberus America is the holder of 775 Shares and the Funds hold in the aggregate 4,020 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and the Funds. Thus, as of November 30, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,329,250 Shares, or 8.5% of the Shares deemed issued and outstanding as of that date.

          The only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the filing of the
Schedule 13D Amendment No. 10 by Mr. Feinberg dated as of November 10, 2004, were the sales of Shares detailed in the table below (each of which were effected in an ordinary brokerage transaction):


                                   I. Cerberus
                                   -----------

                                   (Purchases)

                                      NONE


                                     (Sales)


           Date                      Quantity                    Price
           ----                      --------                    -----

     November 12, 2004                  7,460                    $11.94
     November 17, 2004                  7,460                    $11.96
     November 30, 2004                 40,345                    $12.59


                                II. International
                                -----------------

                                   (Purchases)

                                      NONE


                                     (Sales)

           Date                      Quantity                    Price
           ----                      --------                    -----

     November 12, 2004                 20,790                    $11.94
     November 17, 2004                 20,790                    $11.96
     November 30, 2004                112,365                    $12.59

                            III. Cerberus Series Two
                            ------------------------

                                   (Purchases)

                                      NONE

                                     (Sales)

           Date                      Quantity                    Price
           ----                      --------                    -----
     November 12, 2004                  9,760                    $11.94
     November 17, 2004                  9,760                    $11.96
     November 30, 2004                 52,760                    $12.59



                              IV. Cerberus America
                              --------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

           Date                      Quantity                    Price
           ----                      --------                    -----

     November 12, 2004                  1,945                    $11.94
     November 17, 2004                  1,945                    $11.96
     November 30, 2004                 10,510                    $12.59



                                  V. The Funds
                                  ------------

                                   (Purchases)

                                      NONE


                                     (Sales)

           Date                      Quantity                    Price
           ----                      --------                    -----
     November 12, 2004                 10,045                    $11.94
     November 17, 2004                 10,045                    $11.96
     November 30, 2004                 54,320                    $12.59

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        December 1, 2004


                                        /s/ Stephen Feinberg
                                        ----------------------------------------
                                        Stephen Feinberg, on behalf of  Cerberus
                                        Associates, L.L.C., the  general partner
                                        of Cerberus Partners, L.P., the managing
                                        member of Cerberus CH LLC,  and Cerberus
                                        Series  Two   Holdings,  LLC,   Cerberus
                                        America   Series  One    Holdings,  LLC,
                                        Cerberus  International,  Ltd.  and  the
                                        Funds



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).